SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CELL GENESYS, INC.
(Name of Subject Company)

Cell Genesys, Inc., as Issuer
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Options To Purchase Common Stock, $0.001 Par Value of Cell Genesys, Inc.
(Title of Class of Securities)
150921104
(CUSIP Number of Class of Securities)

Sharon E. Tetlow
Senior Vice President and Chief Financial Officer
Cell Genesys, Inc.
500 Forbes Boulevard
South San Francisco, California 94080
(650) 266-3000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:
Herbert P. Fockler, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
CALCULATION OF FILING FEE

Transaction Valuation	Amount of filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable

Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
 Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐   third-party tender offer subject to Rule 14d-1.
     ☑   issuer tender offer subject to Rule 13e-4.
     ☐   going-private transaction subject to Rule 13e-3.
     ☐   amendment to Schedule 13D under Rule 13d-2.
  Check the following box if the filing is a final amendment reporting the results of the tender offer ☐.

     This Tender Offer Statement on Schedule TO is being filed by Cell Genesys, Inc. (“Cell Genesys” or “Company”) pursuant to General Instruction D to Schedule TO.
Explanatory Note
     This filing relates solely to a preliminary communication made before the commencement of an anticipated voluntary option exchange program (the “Option Exchange Program”) by Cell Genesys. The message attached as Exhibit 99.1 to this Schedule TO-C was sent on December 19, 2006, by electronic mail from Chris McKinley, Senior Vice President, Human Resources, to Cell Genesys employees.
Additional Information and Where to Find It
     Neither the above information nor Exhibit 99.1 attached hereto constitute an offer to holders of Cell Genesys’s stock options to exchange their options pursuant to the Option Exchange Program. If the Option Exchange Program is approved by the stockholders, Cell Genesys will provide eligible employees with written materials explaining the full terms and conditions of the program, and will also file these materials with the Securities and Exchange Commission. WHEN THESE MATERIALS BECOME AVAILABLE, EMPLOYEES ELIGIBLE FOR THE OPTION EXCHANGE PROGRAM SHOULD READ THEM CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OPTION EXCHANGE PROGRAM. After the materials are filed with the Securities and Exchange Commission, they will be available free of charge at www.sec.gov and on Cell Genesys’s website at www.cellgenesys.com and by contacting Cell Genesys Investor Relations department at 500 Forbes Boulevard, South San Francisco, California 94080, telephone (650) 266-3000.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Electronic mail to Cell Genesys employees from Chris McKinley, Senior Vice President, Human Resources, regarding the Option Exchange Program, sent on December 19, 2006.

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